CONSENT OF QUALIFIED PERSON

I, Martin Wafforn, do hereby consent to the public filing by Pan American Silver Corp. (“Pan American”) of the technical report entitled “Technical Report for the Dolores Property, Chihuahua, Mexico” with an effective date of December 31, 2016 (the “Technical Report”).

I also certify that I have read the written disclosure filed by Pan American in connection with the Technical Report and confirm that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 21 day of March, 2017.

/s/ Martin Wafforn
Martin Wafforn, P. Eng.